Exhibit 5.1

DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, New Jersey 07078
www.dlapiper.com
T: 973-520-2550
F: 973-520-2551
Attorneys Responsible for Short Hills Office:
Emilio Ragosa

August 22, 2025

Iovance Biotherapeutics, Inc.

825 Industrial Road, Suite 100

San Carlos, California 94070

Re: Iovance Biotherapeutics, Inc. Registration Statement on Form S-3ASR (Reg. No. 333-272718)

Ladies and Gentlemen:

We have acted as counsel to Iovance Biotherapeutics, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company from time to time of shares of the Company’s common stock, par value $0.000041666 per share, having an aggregate offering price of up to $350.0 million (the “Common Shares”), pursuant to the Registration Statement on Form S-3ASR (Reg. No. 333-272718), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), on June 16, 2023, which became automatically effective upon filing (the “Registration Statement”), the related base prospectus, dated June 16, 2023 (the “Base Prospectus”), and the prospectus supplement, dated August 22, 2025 (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”), filed with the SEC pursuant to Rule 424(b) under the Act, and an Amended & Restated Open Market Sale Agreement dated August 22, 2025 by and between the Company and Jefferies LLC, as sales agent and/or principal (the “Sales Agreement”).

In connection with this opinion letter, we have examined the Registration Statement, the Prospectus, the Sales Agreement, and originals, or copies certified or otherwise identified to our satisfaction, of the Certificate of Incorporation, as amended, of the Company, and the Bylaws, as amended, of the Company, and such other documents, records and other instruments as we have deemed appropriate for purposes of the opinion set forth herein.

We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.

Based upon the foregoing, we are of the opinion that the Common Shares have been duly authorized by the Company and, when issued and sold by the Company and delivered by the Company against receipt of the purchase price therefor, in the manner contemplated by the Sales Agreement, will be validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the Delaware General Corporation Law.

We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the SEC thereunder.

Very truly yours,

/s/ DLA Piper LLP (US)